Exhibit 1

FOR IMMEDIATE RELEASE

Affimed Announces Significant Investment by an Existing Shareholder

Heidelberg, Germany, October 14, 2015 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today announced that an existing shareholder has increased its position in the Company by purchasing 3.3 million shares. The Agreement was signed on Oct. 9, 2015 and will lead to an investment of $21.8 million (€ 19.2 million).

“This investment will help to ensure that Affimed is well positioned to achieve our goals and thereby create value for our shareholders,” said Florian Fischer, Ph.D., CFO of Affimed. “We are grateful for this renewed long-term commitment, which is an important validation of our unique NK- and T-cell approaches via our proprietary bispecific TandAb technology.”

Affimed has leveraged its expertise in next-generation bi- and trispecific antibodies to build a pipeline of unencumbered clinical and preclinical assets. Affimed’s lead candidate, AFM13, a bispecific CD30/CD16A TandAb currently in Phase 2 development for Hodgkin’s lymphoma (HL), has already shown signs of therapeutic activity as monotherapy after only four weeks of treatment in difficult-to-treat (salvage) patients. In addition, AFM13 has shown potential for synergistic efficacy in combination with checkpoint inhibitors in preclinical studies, where tumors shrank by up to approximately 90%. The Company’s second clinical candidate, AFM11, a bispecific CD19/CD3 TandAb antibody, is currently in Phase 1 in patients with non-Hodgkin lymphoma (NHL) and acute lymphocytic leukemia (ALL). The additional capital secured through the existing investor’s increased position will support continued development of AFM13 and AFM11, as well as earlier-stage programs such as the EGFRvIII/CD3-targeting T-cell TandAb AFM21 and additional NK-cell engagers.

About Affimed N.V.

Affimed (ticker: AFMD) is a NASDAQ-listed clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Affimed N.V.

Caroline Stewart, Head IR & Communication
Phone: +1 347394 6793
E-Mail: IR@affimed.com or c.stewart@affimed.com

Media requests:

Anca Alexandru or Gretchen Schweitzer

MacDougall Biomedical Communications

Phone: +49 89 2424 3494 or

+49 163 613 3359

E-Mail: aalexandru@macbiocom.com